April 19, 2007

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

RE:	Rosetta Resources Inc. (the "Company")
Post-effective amendment to Form S-1
Filed March 23, 2007
File No. 333-128888

Dear Mr. Schwall:

Thank you for the comments included in your letter dated April 17, 2007. I have reproduced your comment below and have included specific responsein boldface print .

Post-effective Amendment to Form S-1 filed March 23, 2007

Exhibit 5.1

1.
We note that your counsel has assumed that “each natural person signing any document reviewed by us in a representative capacity had authority to sign in such capacity.” Please note that counsel’s determination with respect to the legal authority of your officers or representatives is implicit in the opinion and, therefore, it is inappropriate for counsel to assume their authority. Please obtain a new opinion revised accordingly.

Response:

We note your comment and have provided an updated legal opinion that excludes officers and other representatives of the Company from the assumptions relating to natural persons.

2.
File as correspondence confirmation from counsel that the reference to the Delaware General Corporation Law includes also the statutory provisions and applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws, or obtain and file a new opinion that makes this clear. See Current Issues and Rulemaking Projects at Section VIII.A.14, November 2000, available at http://www.sec.gov/pdf/cfcr112k.pdf.

Mr. H. Roger Schwall
April 19, 2007

Response:

We note your comment and have provided an updated legal opinion that includes the following sentence: “Our opinion is limited to the Delaware General Corporation Law (including all statutory provisions and also all applicable provisions of the Delaware constitution and reported judicial decisions interpreting these laws)”.

For your convenience, we have attached a blacklined version of the Exhibit 5.1 to this letter as Appendix A.

*****************

Please do not hesitate to contact me at (713) 951-5864 if you have any questions.

Sincerely,

/s/ Thomas R. Lamme
Thomas R. Lamme

cc:	Carmen Moncada-Terry
Michael J. Rosinski

APPENDIX A

Exhibit 5.1
April 19, 2007

Rosetta Resources Inc.
717 Texas Avenue, Suite 2800
Houston, Texas 77002

Gentlemen:

We have acted as counsel to Rosetta Resources Inc., a Delaware corporation (the “Company”), in connection with the preparation and filing of  Post-Effective Amendment No. 2 and Post-Effective Amendment No. 3 to its Registration Statement on Form S-1, as amended (File No. 333-128888) (the “Registration Statement”), with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, of up to 50,000,000 shares of its common stock, par value $0.001 per share, to be sold by certain selling stockholders (the “Securities”), as described in the Registration Statement.

We are rendering this opinion as of the time the Registration Statement becomes effective in accordance with Section 8(a) of the Securities Act.

In connection with the opinion expressed herein, we have examined the originals or copies, certified or otherwise authenticated to our satisfaction, of the Registration Statement and such corporate records of the Company, certificates of public officials and of officers of the Company, and other agreements, instruments and documents as we have deemed necessary to require as a basis for the opinion hereinafter expressed. We have assumed that (i) all information contained in all documents reviewed by us is true, complete and correct, (ii) all signatures on all documents reviewed by us are genuine, (iii) all documents submitted to us as originals are true and complete, (iv) all documents submitted to us as copies are true and complete copies of the originals thereof, (v) each natural person signing any document reviewed by us had the legal capacity to do so; provided, however, that the foregoing assumption shall not apply to any natural person who is an officer or other representative of the Company, and (vi) each natural person signing any document reviewed by us in a representative capacity had authority to sign in such capacity; provided, however, that the foregoing assumption shall not apply to any natural person who is an officer or other representative of the Company.

Based on the foregoing and in reliance thereon, and subject to the assumptions and qualifications hereinafter specified, it is our opinion that the Securities have been duly authorized by all necessary corporate action on the part of the Company and, when sold as described in the Registration Statement, will be validly issued, fully paid and nonassessable.

In rendering the opinion expressed herein, we have assumed that no action heretofore taken by the Board of Directors of the Company in connection with the matters described or referred to herein has been modified, rescinded or withdrawn after the date hereof.

We express no opinion as to any matter other than as expressly set forth above, and no opinion, other than the opinion given herein, may be inferred or implied herefrom. We undertake no, and hereby disclaim any, obligation to advise the Company or anyone else of any change in any matter set forth herein. Our opinion is limited to the Delaware General Corporation Law (including all statutory provisions and also all applicable provisions of the Delaware constitution and reported judicial decisions interpreting these laws).

Mr. H. Roger Schwall
April 19, 2007

We hereby consent to the reference to this firm in the Prospectus in the Registration Statement under the caption “Legal Matters” as the attorneys who will pass upon the legal validity of the Securities and to the filing of this opinion as Exhibit 5.1 to the Registration Statement. The foregoing, however, shall not constitute an admission to our being experts as provided for in Sections 7 and 11 of the Securities Act.

Respectfully submitted,

/s/ THOMPSON & KNIGHT LLP